Exhibit 99.2

March 12, 2021

Boards of Directors

Magyar Bancorp, MHC

Magyar Bancorp, Inc.

Magyar Bank

400 Somerset Street

New Brunswick, New Jersey 08901

Re:	Plan of Conversion

Magyar Bancorp, MHC

Magyar Bancorp, Inc.

Magyar Bank

Members of the Board of Trustees and Directors:

All capitalized terms not otherwise defined in this letter have the meanings given such terms in the Plan of Conversion (the “Plan”) adopted by the Board of Directors of Magyar Bancorp MHC (the “MHC”) and the Board of Directors of Magyar Bancorp and Magyar Bank. As a result of the conversion, the MHC will be merged into MGYR and as a result the MHC will cease to exist. As part of the conversion, the 55.08% ownership interest of the MHC in MGYR will be offered for sale in the offering. When the conversion is completed, MGYR will continue to own all of the outstanding common stock of Magyar Bank and public stockholders will own all of the outstanding common stock of Magyar Bancorp.

We understand that in accordance with the Plan, subscription rights to purchase shares of common stock in the Company are to be issued to: (1) Eligible Account Holders; (2) Tax-Qualified Plans including Magyar Bank’s employee stock ownership plan (the “ESOP”); and (3) Supplemental Eligible Account Holders; and, (2) Other Depositors. Based solely upon our observation that the subscription rights will be available to such parties without cost, will be legally non-transferable and of short duration, and will afford such parties the right only to purchase shares of common stock at the same price as will be paid by members of the general public in the community, syndicated or firm commitment underwritten offerings but without undertaking any independent investigation of state or federal law or the position of the Internal Revenue Service with respect to this issue, we are of the belief that, as a factual matter:

(1)	the subscription rights will have no ascertainable market value; and,

(2)	the price at which the subscription rights are exercisable will not be more or less than the pro forma market value of the shares upon issuance.

Changes in the local and national economy, the legislative and regulatory environment, the stock market, interest rates, and other external forces (such as natural disasters or significant world events) may occur from time to time, often with great unpredictability and may materially impact the value of thrift stocks as a whole or the Company’s value alone. Accordingly, no assurance can be given that persons who subscribe to shares of common stock in the subscription offering will thereafter be able to buy or sell such shares at the same price paid in the subscription offering.

Sincerely,

RP Financial, LC.

1311-A Dolley Madison Boulevard, Suite 2A	Telephone: (703) 528-1700
McLean, VA 22101	Fax No.: (703) 528-1788
www.rpfinancial.com	Toll-Free No.: (866) 723-0594
E-Mail: mail@rpfinancial.com